# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Airsculpt Technologies, Inc., CIK 0001870940
CUSIP: 009496100
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 1111 LINCOLN ROAD, SUITE 802, MIAMI BEACH, Florida (FL), 33139
Date of event which requires filing of this statement: 03/13/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001889646
Persons authorized to receive notices and communications: Aaron Rollins, 570 Lake Cook Road, Suite 320, Deerfield, Illinois (IL), 60015, (312) 961-7612

## Reporting persons
- Rollins Aaron (CIK 0001889646): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 14,721,062; shared voting power 0; sole dispositive power 14,721,062; shared dispositive power 0; aggregate amount beneficially owned 14,721,062 (23.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: Airsculpt Technologies, Inc.
Address of issuer's principal executive offices: 1111 LINCOLN ROAD, SUITE 802, MIAMI BEACH, Florida (FL), 33139

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed by Aaron Rollings (the "Reporting Person").
Residence or business address: The principal business address of the Reporting Person is 570 Lake Cook Road, Suite 320, Deerfield, Illinois 60015.
Present principal occupation or employment: The principal business of the Reporting Person is working as a cosmetic surgeon.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations of similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The shares covered by this Schedule 13D are solely owned by the Reporting Person and were acquired in consideration of his services as Chief Executive Officer and as Executive Chairman of the Board and using personal funds in open market purchases. The aggregate purchase price of the 152,118 shares beneficially owned by the Reporting Person purchased in open market purchases is approximately $473,837.49, excluding brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person is the Issuer's founder and previously served as Chief Executive Officer from 2012 to 2023 and as Executive Chairman of the Board from 2023 to 2025. The Reporting Person acquired shares of Common Stock of the Issuer, which represent 23.6% of the Issuer's outstanding Common Stock, through his employment with the Company and using personal funds.

The Reporting Person is actively evaluating a wide range of strategic alternatives with respect to his investment in the Issuer. Depending on various factors including the Issuer's financial and operating performance, industry conditions, market prices of the Shares, general economic and market conditions, regulatory and legal considerations and other relevant factors the Reporting Person may, at any time and from time to time, determine to take such actions as he considers advisable in furtherance of his investment objectives.

Such actions may include, without limitation: (i) acquiring additional shares of Common Stock or other securities of the Issuer (including through open-market purchases, privately negotiated transactions, or derivative or other instruments); (ii) disposing of some or all of its holdings; (iii) seeking representation on the Issuer's board of directors, which may include engaging in discussions with the Issuer regarding board composition, proposing or nominating director candidates, and/or soliciting proxies or consents in support of such nominees or other proposals, as permitted by law; (iv) proposing, evaluating, or engaging in discussions regarding strategic alternatives, extraordinary corporate transactions, or potential business combination or change-of-control transactions involving the Issuer; (v) proposing or advocating changes to the Issuer's strategy, operations, capital allocation, governance, management, or corporate structure; (vi) engaging with third parties (including other stockholders, potential partners, financing sources, or counterparties) regarding any of the foregoing; (vii) requesting that the Issuer call a special meeting of stockholders or taking action by written consent to the extent permitted by the Issuer's governing documents and applicable law; and (viii) entering into customary confidentiality, engagement, advisory, financing, swap, derivative, or other arrangements in connection with evaluating or pursuing any of the foregoing.

The Reporting Person intends to review his investment in the Issuer on an ongoing basis and may formulate, revise, or withdraw plans and proposals at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in Items 3 and 4 of this Schedule 13D is incorporated by reference into this Item 5.

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Common Stock and percentage of the Common Stock beneficially owned by the Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Common Stock to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: During the past 60 days, the Reporting Person has not effected any transaction with respect to the Issuer's Common Stock.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Signatures
- Rollins Aaron: /s/ Aaron Rollings, Aaron Rollins (03/13/2026)